Exhibit 99.2
ZTO EXPRESS (CAYMAN) INC.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

ZTO EXPRESS (CAYMAN) INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2021 AND JUNE 30, 2022
(Amounts in thousands, except for share and per share data)
	Notes	As of December 31, 2021	As of June 30, 2022
		RMB	RMB	US$ (Note 2)
Assets
Current assets
Cash and cash equivalents		9,721,225	9,927,765	1,482,176
Restricted cash		27,736	384,912	57,466
Accounts receivable, net		933,444	852,754	127,313
Financing receivables, net		1,111,461	939,689	140,292
Short-term investment		2,845,319	5,211,019	777,985
Inventories		82,961	28,746	4,292
Advances to suppliers		667,855	960,354	143,377
Prepayments and other current assets		3,142,368	2,738,674	408,873
Amounts due from related parties	8	133,990	133,362	19,910
Total current assets		18,666,359	21,177,275	3,161,684
Investments in equity investees		3,730,448	3,893,799	581,329
Property and equipment, net	3	24,929,897	26,848,485	4,008,373
Land use rights, net		5,335,549	5,437,844	811,849
Intangible assets, net		35,634	32,536	4,857
Operating lease right-of-use assets		897,238	810,107	120,946
Goodwill		4,241,541	4,241,541	633,245
Deferred tax assets	5	934,848	900,669	134,466
Long-term investment		1,214,500	2,360,500	352,413
Long-term financing receivables, net		1,412,956	1,514,933	226,174
Other non-current assets		762,273	656,721	98,046
Amounts due from related parties-non current	8	611,100	631,620	94,298
TOTAL ASSETS		62,772,343	68,506,030	10,227,680
LIABILITIES AND EQUITY
Current liabilities (including amounts of the consolidated VIE without recourse to ZTO Express (Cayman) Inc. See Note 2(b))
Short-term bank borrowings	4	3,458,717	7,059,620	1,053,974
Accounts payable		1,957,529	1,910,929	285,294
Notes payable		174,920	245,000	36,578
Advances from customers		1,226,549	1,406,445	209,977
Income tax payable		86,789	145,728	21,757
Amounts due to related parties	8	22,786	43,890	6,553
Operating lease liabilities, current		250,995	218,634	32,641
Acquisition consideration payable		22,942	—	—
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

	Notes	As of December 31, 2021	As of June 30, 2022
		RMB	RMB	US$ (Note 2)
Dividends payable		708	15,712	2,346
Other current liabilities		5,794,380	5,931,378	885,528
Total current liabilities		12,996,315	16,977,336	2,534,648
Deferred tax liabilities	5	292,356	272,399	40,668
Non-current operating lease liabilities		556,091	518,552	77,418
TOTAL LIABILITIES		13,844,762	17,768,287	2,652,734
Commitments and contingencies (Note 9)
Shareholders’ equity
Ordinary shares (US$0.0001 par value; 10,000,000,000 shares authorized; 826,943,309 shares issued and 808,448,289 shares outstanding as of December 31, 2021; 826,943,309 shares issued and 809,733,116 shares outstanding as of June 30, 2022)		535	535	80
Additional paid-in capital		28,229,026	27,090,866	4,044,560
Treasury shares, at cost (11,683,474 and 11,185,518 shares as of December 31, 2021 and June 30, 2022, respectively)		(2,067,009)	(1,977,983)	(295,305)
Retained earnings		22,716,799	25,361,886	3,786,430
Accumulated other comprehensive loss		(242,104)	(156,961)	(23,434)
ZTO Express (Cayman) Inc. shareholders’ equity		48,637,247	50,318,343	7,512,331
Non-controlling interests		290,334	419,400	62,615
Total Equity		48,927,581	50,737,743	7,574,946
TOTAL LIABILITIES AND EQUITY		62,772,343	68,506,030	10,227,680

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
		Six months ended June 30,
	Notes	2021	2022
		RMB	RMB	US$ (Note 2)
Revenues (including related party revenue of RMB28,357 and RMB561,809 for the six months ended June 30, 2021 and 2022, respectively)		13,797,597	16,560,727	2,472,451
Cost of revenues (including related party cost of revenues of RMB199,982 and RMB260,663 for the six months ended June 30, 2021 and 2022, respectively)		(11,027,422)	(12,738,426)	(1,901,797)
Gross profit		2,770,175	3,822,301	570,654
Operating (expenses)/income
Selling, general and administrative		(1,014,230)	(1,075,106)	(160,509)
Other operating income, net		332,590	354,612	52,942
Total operating expenses		(681,640)	(720,494)	(107,567)
Income from operations		2,088,535	3,101,807	463,087
Other income/(expenses)
Interest income		177,882	229,588	34,277
Interest expense		(49,380)	(82,737)	(12,352)
Gain/(loss) from fair value changes of financial instruments		48,130	(14,456)	(2,158)
Foreign currency exchange (loss)/gain		(26,084)	106,940	15,966
Income before income tax and share of loss in equity method investments		2,239,083	3,341,142	498,820
Income tax expense	5	(404,497)	(693,424)	(103,525)
Share of loss in equity method investments		(28,835)	(13,492)	(2,014)
Net income		1,805,751	2,634,226	393,281
Net loss attributable to non-controlling interests		20,046	77,225	11,529
Net income attributable to ZTO Express (Cayman) Inc.		1,825,797	2,711,451	404,810
Net income attributable to ordinary shareholders		1,825,797	2,711,451	404,810
Net earnings per share attributable to ordinary shareholders	7
Basic		2.21	3.35	0.5
Diluted		2.21	3.35	0.5
Weighted average shares used in calculating net earnings per ordinary share
Basic		827,755,090	809,214,926	809,214,926
Diluted		827,755,090	809,214,926	809,214,926

Net income		1,805,751	2,634,226	393,281
Other comprehensive (loss)/income, net of tax of nil
Foreign currency translation adjustment		(84,260)	85,143	12,712
Comprehensive income		1,721,491	2,719,369	405,993
Comprehensive loss attributable to non-controlling interests		20,046	77,225	11,529
Comprehensive income attributable to ZTO Express(Cayman) Inc.		1,741,537	2,796,594	417,522
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
	ZTO EXPRESS (CAYMAN) INC. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive loss	Total	Non-controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	828,869,972	553	30,613,948	(2,578,870)	21,038,753	(95,571)	48,978,813	120,885	49,099,698
Net income/(loss)	—	—	—	—	1,825,797	—	1,825,797	(20,046)	1,805,751
Foreign currency translation adjustments	—	—	—	—	—	(84,260)	(84,260)	—	(84,260)
Acquisition of non-controlling interests of subsidiaries	—	—	(16,301)	—	—	—	(16,301)	(47,028)	(63,329)
Share-based compensation and ordinary shares issued for share- based compensation	1,161,362	—	229,052	49,496	(30,521)	—	248,027	—	248,027
Repurchase of ordinary shares	(3,028,386)	—	—	(549,985)	—	—	(549,985)	—	(549,985)
Non-controlling interest recognized from partial disposal	—	—	1,850	—	—	—	1,850	11,083	12,933
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	44,541	44,541
Distribution of dividends	—	—	(1,345,157)	—	—	—	(1,345,157)	—	(1,345,157)
Cancellation of ordinary shares	—	(7)	(387,311)	1,060,855	(673,537)	—	—	—	—
Balance at June 30, 2021	827,002,948	546	29,096,081	(2,018,504)	22,160,492	(179,831)	49,058,784	109,435	49,168,219
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED
STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022 (CONTINUED)
(Amounts in thousands, except for share and per share data)
	ZTO EXPRESS (CAYMAN) INC. Shareholders’ Equity
	Ordinary shares		Additional paid-in capital	Treasury shares, at cost	Retained earnings	Accumulated other comprehensive (loss)/income	Total	Non-controlling interests	Total Equity
	Number of outstanding shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	808,448,289	535	28,229,026	(2,067,009)	22,716,799	(242,104)	48,637,247	290,334	48,927,581
Net income/(loss)	—	—	—	—	2,711,451	—	2,711,451	(77,225)	2,634,226
Foreign currency translation adjustments	—	—	—	—	—	85,143	85,143	—	85,143
Acquisition of non-controlling interests of subsidiaries	—	—	(5,060)	—	—	—	(5,060)	(34,069)	(39,129)
Share-based compensation and ordinary shares issued for share based compensation	1,284,827	—	156,318	89,026	(66,364)	—	178,980	—	178,980
Non-controlling interest recognized from partial disposal	—	—	—	—	—	—	—	49,159	49,159
Capital contribution from non-controlling interest holders	—	—	—	—	—	—	—	191,201	191,201
Distribution of dividends	—	—	(1,289,418)	—	—	—	(1,289,418)	—	(1,289,418)
Balance at June 30, 2022	809,733,116	535	27,090,866	(1,977,983)	25,361,886	(156,961)	50,318,343	419,400	50,737,743
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
	Six months ended June 30,
	2021	2022
	RMB	RMB	US$ (Note 2)
Cash flows from operating activities
Net cash provided by operating activities	2,409,357	4,886,147	729,483
Cash flows from investing activities
Purchases of property and equipment	(3,960,992)	(3,243,620)	(484,260)
Purchases of land use rights	(544,074)	(93,018)	(13,887)
Investments in equity investees	(185,187)	(85,000)	(12,690)
Purchases of short-term investments	(10,477,021)	(4,608,177)	(687,983)
Maturity of short-term investments	11,050,276	2,254,609	336,604
Purchases of long-term investment	(305,000)	(1,430,000)	(213,493)
Maturity of long-term investment	—	284,000	42,400
Loan to employees	(237,315)	(58,893)	(8,792)
Others	102,855	55,730	8,320
Net cash used in investing activities	(4,556,458)	(6,924,369)	(1,033,781)
Cash flows from financing activities
Proceeds from short-term borrowing	3,360,405	4,594,520	685,944
Repayment of short-term borrowing	(1,401,862)	(1,040,457)	(155,336)
Repurchase of ordinary shares	(549,985)	—	—
Proceeds from non-controlling interest recognized from partial disposal	12,933	26,217	3,914
Proceeds from capital contribution from non-controlling interest shareholder	44,541	191,201	28,545
Payment of dividends	(1,352,241)	(1,308,611)	(195,370)
Others	(63,329)	(39,357)	(5,876)
Net cash provided by financing activities	50,462	2,423,513	361,821
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(100,613)	172,835	25,803
Net change in cash, cash equivalents and restricted cash	(2,197,252)	558,126	83,326
Cash, cash equivalents and restricted cash at beginning of period	14,360,092	9,769,361	1,458,527
Cash, cash equivalents and restricted cash at end of period	12,162,840	10,327,487	1,541,853
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.
	As of June 30,
	2021	2022
	RMB	RMB	US$ (Note 2)
Cash and cash equivalents	12,098,453	9,927,765	1,482,176
Restricted cash	51,716	384,912	57,466
Restricted cash, non-current(1)	12,671	14,810	2,211
Total cash, cash equivalents, and restricted cash shown in the statements of cash flows	12,162,840	10,327,487	1,541,853

Note: (1) The non-current restricted cash is included in other non-current assets on the unaudited interim condensed consolidated balance sheets.
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
1. Organization and Principal Activities
ZTO Express (Cayman) Inc. (“ZTO”) was incorporated under the laws of Cayman Islands on April 8, 2015. ZTO, its subsidiaries and its variable interest entity and subsidiaries of variable interest entity (“VIE”) (collectively also referred to as the “Company”) are principally engaged in express delivery services in the People’s Republic of China (the “PRC”) through a nationwide network partner model.
2. Summary of Significant Accounting Policies
(a) Basis of presentation
The accompanying unaudited interim condensed consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial reporting. The accompanying unaudited interim condensed consolidated financial statements include the financial information of the Company. All intercompany balances and transactions have been eliminated in consolidation. The unaudited interim condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and U.S. generally accepted accounting standards for interim financial reporting. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the financial statements, accounting policies and notes thereto included in the Company’s audited consolidated financial statements for the year ended December 31, 2021. The results of operations for the six months ended June 30, 2022 are not necessarily indicative of the results for the full years.
In the opinion of the management, the accompanying unaudited interim condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited interim condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2021. The financial information as of December 31, 2021 presented in the unaudited interim condensed consolidated financial statements is derived from the audited consolidated financial statements for the year ended December 31, 2021.
(b) Principles of consolidation
The unaudited interim condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All intercompany transactions and balances have been eliminated on consolidation.
The Company evaluates the need to consolidate its VIE of which the Company is the primary beneficiary. In determining whether the Company is the primary beneficiary, the Company considers if the Company (1) has power to direct the activities that most significantly affects the economic performance of the VIE, and (2) The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. If deemed the primary beneficiary, the Company consolidates the VIE.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
2. Summary of Significant Accounting Policies (Continued)
(b) Principles of consolidation (Continued)
Consolidation of Variable Interest Entity
The amounts and balances of ZTO Express and its subsidiaries (the “VIE”) after the elimination of intercompany balances and transactions within the VIE are presented in the following table:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	930,942	1,070,419	159,809
Accounts receivable, net	671,277	561,073	83,766
Financing receivables, net	977,920	803,412	119,946
Short-term investment	320,000	670,000	100,028
Inventories	30,214	21,989	3,283
Advances to suppliers	55,013	55,984	8,358
Prepayments and other current assets	1,924,196	1,393,637	208,065
Amounts due from related parties(1)	440,190	5,868,997	876,218
Total current assets	5,349,752	10,445,511	1,559,473
Investments in equity investees	300,380	347,454	51,874
Property and equipment, net	5,866,534	5,983,268	893,278
Land use rights, net	1,194,308	1,179,776	176,136
Operating lease right-of-use assets	870,831	754,941	112,710
Goodwill	4,157,111	4,157,111	620,640
Deferred tax assets	650,709	733,337	109,484
Long-term investment	—	600,000	89,578
Long-term financing receivables, net	1,117,003	1,269,667	189,556
Other non-current assets	384,630	430,816	64,319
Total assets	19,891,258	25,901,881	3,867,048
Liabilities
Current liabilities:
Short-term bank borrowings	2,821,457	5,720,000	853,974
Accounts payable	1,556,649	1,421,204	212,180
Notes payable	129,920	—	—
Advances from customers	1,213,797	1,394,920	208,256
Income tax payable	—	12,330	1,841
Amounts due to related parties	14,434	41,625	6,214
Operating lease liabilities, current	238,973	204,664	30,556
Other current liabilities	2,555,280	4,544,369	678,456
Total current liabilities	8,530,510	13,339,112	1,991,477
Non-current operating lease liabilities	533,740	485,447	72,475
Deferred tax liabilities	112,543	104,860	15,655
Total liabilities	9,176,793	13,929,419	2,079,607

(1)
Included amounts due from other consolidated subsidiaries of RMB402,488 and RMB5,840,083 as of December 31, 2021 and June 30, 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
2. Summary of Significant Accounting Policies (Continued)
(b) Principles of consolidation (Continued)
	Six months ended June 30,
	2021	2022
	RMB	RMB	US$
Total revenue	13,365,661	16,234,689	2,423,775
Net income(1)	381,265	1,296,627	193,581
Net cash used in operating activities(2)	(1,382,221)	(2,290,008)	(341,889)
Net cash used in investing activities	(533,004)	(469,058)	(70,029)
Net cash provided by financing activities	1,958,543	2,898,543	432,741
Net increase in cash and cash equivalents	43,318	139,477	20,823
Cash and cash equivalents and restricted cash at beginning of period	776,725	930,942	138,986
Cash and cash equivalents and restricted cash at end of period	820,043	1,070,419	159,809

(1)
Included inter-company transportation fees, service fees and rental fees charged by other consolidated subsidiaries of RMB7,114,246 and RMB7,660,720 for the for the six months ended June 30, 2021 and 2022, respectively.

(2)
Included inter-company operating cash outflow of RMB9,386,251 and RMB13,098,315 for the six months ended June 30, 2021 and 2022, respectively.

The WFOE is entitled to receive substantially all of the net income and transfer a majority of the economic benefits in the form of service fees from the VIEs. These inter-company transactions and balances were eliminated in the unaudited interim condensed consolidated financial statements.
After all intercompany transactions eliminations, the VIE contributed 96.9% and 98.0% of the Company’s consolidated revenues for the six months ended June 30, 2021 and 2022, respectively. As of December 31, 2021 and June 30, 2022, the VIE accounted for an aggregate of 31.0% and 29.3%, respectively, of the consolidated assets, and 66.3% and 78.4%, respectively, of the consolidated liabilities.
There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company to provide financial support to the VIE. However, if the VIE was ever to need financial support, the Company may, at its option and subject to statutory limits and restrictions, provide financial support to its VIE through loans to the shareholders of the VIE or entrustment loans to the VIE.
The Company believes that there are no assets held in the consolidated VIE that can be used only to settle obligations of the VIE, except for registered capital and the PRC statutory reserves. As the consolidated VIE is incorporated as a limited liability company under the PRC Company Law, creditors of the VIE do not have recourse to the general credit of the Company for any of the liabilities of the consolidated VIE.
Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends.
(c) Use of estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
2. Summary of Significant Accounting Policies (Continued)
(c) Use of estimates (Continued)
differ from these estimates. The Company bases its estimates on historical experience and other relevant factors.
(d) Convenience translation
The Company’s business is primarily conducted in PRC and almost all of the Company’s revenues are denominated in RMB. However, periodic reports made to shareholders will include current period amounts translated into US dollars using the then current exchange rates, solely for the convenience of the readers outside PRC. Translations of balances in the unaudited interim condensed consolidated balance sheets, unaudited interim condensed consolidated statements of comprehensive income and unaudited interim condensed consolidated statements of cash flows from RMB into US dollars as of and for the six months ended June 30, 2022 were calculated at the rate of US$1.00 = RMB6.6981 representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2022. No representation was made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.
(e) Revenue recognition
Disaggregation of revenue
	Six months ended June 30,
	2021		2022
	RMB	%	RMB	US$	%
Express delivery services	12,325,745	89.3	15,151,869	2,262,114	91.5
Freight forwarding services	806,540	5.8	661,044	98,691	4.0
Sale of accessories	574,311	4.2	631,754	94,318	3.8
Others	91,001	0.7	116,060	17,328	0.7
Total revenues	13,797,597	100.0	16,560,727	2,472,451	100.0
Contract assets and liabilities
Contract assets include billed and unbilled receivables resulting from in-transit parcels, which were recorded in accounts receivable and not material as of December 31, 2021 and June 30, 2022.
Contract liabilities consist of advance payments as well as deferred revenue, which were recorded in advances from customers and not material as of December 31, 2021 and June 30, 2022.
(f) Income taxes
As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements. Net operating losses are carried forward by applying enacted statutory tax rates applicable to future years when the reported amounts of the asset or liability are expected to be recovered or settled, respectively. Deferred tax assets are

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
2. Summary of Significant Accounting Policies (Continued)
(f) Income taxes (Continued)
reduced by a valuation allowance when, based upon the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position.
According to ASC 740-270 Interim Reporting, an estimated annual effective tax rate (AETR) on full year estimated ordinary income should first be determined by the Company and the estimated AETR is then applied to year-to-date ordinary income to compute the interim tax provision on ordinary income.
(g) Earnings per share
Basic earnings per share are computed by dividing income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the periods.
Diluted earnings per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Ordinary share equivalents are excluded from the computation of diluted earnings per ordinary share if their effects would be anti-dilutive.
On October 27, 2016, the Company’s shareholders voted in favor of a proposal to adopt a dual-class share structure, pursuant to which the Company’s authorized share capital were reclassified and redesigned into Class A ordinary shares and Class B ordinary shares. Both Class A ordinary shares and Class B ordinary shares are entitled to the same dividend right, as such, this dual class share structure has no impacts to the earnings per share calculation. Basic earnings per share and diluted earnings per share are the same for each Class A ordinary shares and Class B ordinary shares.
3. Property and Equipment, Net
Property and equipment, net consist of the following:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
Buildings	11,728,192	13,233,985	1,975,782
Machinery and equipment	6,378,741	6,801,804	1,015,483
Leasehold improvements	769,215	871,189	130,065
Vehicles	6,184,635	6,161,493	919,887
Furniture, office and electric equipment	765,551	777,509	116,079
Construction in progress	5,571,941	6,661,574	994,546
Total	31,398,275	34,507,554	5,151,842
Accumulated depreciation	(6,468,378)	(7,659,069)	(1,143,469)
Property and equipment, net	24,929,897	26,848,485	4,008,373
Depreciation expenses were RMB1,026,582 and RMB1,242,220 for the six months ended June 30, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
3. Property and Equipment, Net (Continued)
As at December 31, 2021 and June 30, 2022, the title certificates for certain buildings of the Company with an aggregate net book value of approximately RMB6,555,658 and RMB4,956,086, respectively, had not been obtained.
4. Short-term Bank Borrowings
Short-term bank borrowings consist of the following:
	As of December 31, 2021	As of June 30, 2022
	RMB	RMB	US$
The PRC domestic commercial banks	2,821,457	5,720,000	853,974
Oversea commercial banks	637,260	1,339,620	200,000
Total	3,458,717	7,059,620	1,053,974
The weighted average interest rates of the short-term bank borrowings were 2.97% and 2.46% for the six months ended June 30, 2021 and 2022, respectively. Certain borrowings are subject to financial covenants such as liability/asset ratio less than 65% and current ratio not less than 0.8. As of June 30, 2022, the Company was in compliance with the financial covenants. The borrowings are repayable within one year.
5. Income Tax
The current and deferred portion of income tax expenses included in the unaudited interim condensed consolidated statements of comprehensive income, which were substantially attributable to the Company’s subsidiaries, are as follows:
	Six months ended June 30,
	2021	2022
	RMB	RMB	US$
Current tax expenses	599,244	679,202	101,402
Deferred tax (benefits)/expenses	(194,747)	14,222	2,123
Total	404,497	693,424	103,525
The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual effective tax rate based on projected accounting incomes for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in a period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This continual estimation process often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.
The Company’s effective tax rate for the six months ended June 30, 2021 and 2022 were 18.07% and 20.75%, respectively.
6. Share Based Compensation
Employee Share Holding Platform
In June 2016, the Company established an employee share holding platform (the “Share Holding Platform”). The purpose of the Share Holding Platform is to allow employees of the Company in PRC to receive equity

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
6. Share Based Compensation (Continued)
share incentives. ZTO ES Holding Limited (“ZTO ES”), a British Virgin Islands company was established as a holding vehicle for the Company’s Share Holding Platform. ZTO ES is held by Mr. Lai Meisong, chairman and chief executive officer of the Company and four limited liability partnerships (“LLPs”) formed in PRC. At the time of establishment of these LLPs, Mr. Lai Meisong and his wife, Ms. Lai Yufeng agreed to serve as the general partner and sole limited partner of the four LLPs. On behalf of the Company and subject to approval of board of director of the Company, Mr. Lai Meisong as the general partner of the LLPs, has the authority to select the eligible participants to whom awards will be granted.
On June 28, 2016, the Company issued 16 million ordinary shares to ZTO ES. All shareholder rights associated with these 16 million ordinary shares including but not limited to voting right and dividend right were waived until such time when the economic interests in the ordinary shares are granted to the employees, through transfer of interests in the LLPs. Pursuant to the terms of the partnership agreement, a recipient of limited partnership interests is entitled to indirectly all of the economic rights associated with the underlying ordinary shares of the Company and accordingly, at the direction of the employee, the LLPs will sell the Company’s ordinary shares held in connection with the limited partnership interest owned by the employee, and remit the proceeds to the employee. The other shareholder’s rights associated with the Company’s ordinary shares held by the partnership may be exercised by the general partner of these LLPs. The Company referred to these limited partner’s partnership interests as ordinary share units and five ordinary share units correspond to the indirect economic interest in one ordinary share of the Company.
In March 2021 and 2022, 3,178,835 and 3,934,355 ordinary share units corresponding to 635,767 and 786,871 Company’s ordinary shares were granted to certain officers and employees at the consideration of nil. These share awards vested immediately upon grant. The Company recorded the share based compensation of RMB135,778 and RMB109,614 based on the market price at US$32.83 and US$21.87 of ordinary shares on the grant date for six months ended June 30, 2021 and 2022, respectively.
2016 Share Incentive Plan
On June 20, 2016, the Board also approved a 2016 share incentive plan (the “2016 Share Incentive Plan”) in order to provide appropriate incentives to directors, executive officers and other employees of the Company, pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2016 Share Incentive Plan shall be 3,000,000 ordinary shares.
In September 2016, the Board approved 2016 Share Incentive Plan (as amended and restated), the maximum aggregate number of shares which may be issued pursuant to all awards under the 2016 Plan is initially 3,000,000, plus an annual increase, by an amount equal to the least of (i) 0.5% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year; (ii) 3,000,000 shares or (iii) such number of shares as may be determined by the board of directors.
Restricted share units
On March 2021 and 2022, the Company granted 525,595 and 497,956 RSUs to certain director, executive offices and employees pursuant to the 2016 Share Incentive Plan. These grants are vested immediately upon grant. The Company recorded the share based compensation of RMB112,249 and RMB69,367 based on the market price of ordinary shares at US$32.83 and US$21.87 on the grant date for the six months ended June 30, 2021 and 2022, respectively.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
7. Earnings Per Share
Basic and diluted earnings per share for each of the periods presented are calculated as follows:
	Six months ended June 30,
	2021	2022
	RMB	RMB	US$
Numerator:
Net income attributable to ordinary shareholders in computing basic and diluted earnings per share	1,825,797	2,711,451	404,810
Shares (Denominator):
Weight average ordinary shares outstanding – basic	827,755,090	809,214,926	809,214,926
Weight average ordinary shares outstanding – diluted	827,755,090	809,214,926	809,214,926
Earnings per share – basic	2.21	3.35	0.5
Earnings per share – diluted	2.21	3.35	0.5
6,811,546 and 6,024,675 ordinary shares transferred to ZTO ES were considered issued but not outstanding as of June 30, 2021 and June 30, 2022, respectively, and therefore not included in the calculation of basic and dilutive earnings per share.
8. Related Party Transactions
The table below sets forth the major related parties and their relationships with the Company:
Name of related parties	Relationship with the Company
Tonglu Tongze Logistics Ltd. and its subsidiaries	Majority equity interests held by the employees of the Company
Shanghai Mingyu Barcode Technology Ltd.	Controlled by brother of chairman of the Company
Shanghai Kuaibao Network Technology Ltd.	The Company’s equity investee
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	The Company’s equity investee
ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	The Company’s equity investee
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.	The Company’s equity investee
Zhongkuai (Tonglu) Future City Industrial Development Co.,Ltd	Controlled by chairman of the Company
Youmi Technology (Zhejiang) Co., Ltd.	The Company’s equity investee
Tonglu Antong Enterprise Management Partnership and its subsidiaries	The Company’s equity investee
Tuxi Honor Holding Limited	Controlled by brother of chairman of the Company
ZTO Freight (Cayman) Inc. and its subsidiaries	The Company’s equity investee

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
8. Related Party Transactions (Continued)
(a) The Company entered into the following transactions with its related parties:
	Six months ended June 30,
Transactions	2021	2022
	RMB	RMB	US$
Revenues:
Transportation revenue from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	26,642	201,871	30,139
Express delivery service revenue derived from Tonglu Antong Enterprise Management Partnership and its subsidiaries	—	308,503	46,058
Others	1,715	51,435	7,679
	28,357	561,809	83,876
Cost of revenues:
Transportation service fees paid to Tonglu Tongze Logistics Ltd. and its subsidiaries	50,374	127	19
Transportation service fees paid to ZTO Supply Chain Management Co., Ltd. and its subsidiaries	39,326	47,247	7,054
Transportation service fees paid to ZTO Freight (Cayman) Inc. and its subsidiaries	—	31,743	4,739
Transportation service fees paid to ZTO Yun Leng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries	—	29,756	4,442
Purchases of supplies from Shanghai Mingyu Barcode Technology Ltd.	98,937	117,462	17,537
Others	11,345	34,328	5,125
	199,982	260,663	38,916
Other operating income:
Rental income from ZTO Supply Chain Management Co., Ltd. and its subsidiaries	18,189	6,892	1,029
Rental income from ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries	16,117	11,474	1,713
Others	5,924	4,683	699
	40,230	23,049	3,441
Other income:
Interest income derived from Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd	19,811	16,981	2,535
Others	66	2,657	397
	19,877	19,638	2,932
In the six months ended June 30, 2021 and 2022, the Company purchased trucks from Tonglu Tongze Logistics Ltd. and its subsidiaries at an aggregate price of nil and RMB53,626, respectively.
In June 2022, Tuxi Honor Holding Limited made RMB190,901 capital injection to one of the Company’s subsidiary.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
8. Related Party Transactions (Continued)
(b) The Company had the following balances with its related parties:
	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Amounts due to related parties
Shanghai Mingyu Barcode Technology Ltd.	3,049	9,577	1,430
ZTO Supply Chain Management Co., Ltd. and its subsidiaries	9,983	10,211	1,524
Tonglu Antong Enterprise Management Partnership and its subsidiaries	9,751	24,099	3,598
Others	3	3	1
Total	22,786	43,890	6,553
Amounts due to related parties consisted of accounts payable to related parties for transportation, waybill material and deposits as of December 31, 2021 and June 30, 2022, respectively.
	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Amounts due from related parties
ZTO Cloud Warehouse Technology Co., Ltd. and its subsidiaries(1)	41,118	45,616	6,810
Tonglu Tongze Logistics Ltd. and its subsidiaries	22,262	21,160	3,159
Youmi Technology (Zhejiang) Co., Ltd(5)	14,494	7,545	1,126
Zhongtong Yunleng Network Technology (Zhejiang) Co., Ltd. and its subsidiaries(2)	49,501	49,992	7,464
Shanghai Kuaibao Network Technology Ltd.(3)	6,510	6,600	985
Others	105	2,449	366
Total	133,990	133,362	19,910
Amounts due from related parties-non current
Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd(4)	539,000	557,000	83,158
Zhejiang Tongyu Intelligent Industry Development Co., Ltd.(4)	72,100	74,620	11,140
Total	611,100	631,620	94,298

(1)
The amount comprised loan to related parties with no interest bearing and accounts receivable generated from the transportation service provided by the Company.

(2)
The amount comprised other receivable generated from disposal of subsidiaries and net off account payable generated from the transportation service that the subsidiaries provided to the Company.

(3)
Amounts due from related parties were loans to related parties with no interest bearing.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
8. Related Party Transactions (Continued)
(b) The Company had the following balances with its related parties: (Continued)
(4)
The amount comprised three-year loans to this related party with 7.2% annualized interest rate. The balance of principle was RMB500,000 as of December 31, 2021 and June 30, 2022 in relation to the loan to Zhongkuai (Tonglu) Future City Industrial Development Co., Ltd. The balance of principle was RMB70,000 as of December 31, 2021 and June 30, 2022 in relation to the loan to Zhejiang Tongyu Intelligent Industry Development Co., Ltd., respectively.

(5)
The amount comprised a one-year loan to this related party with 6.6% annualized interest rate. The balances of principle were RMB10,000 as of December 31,2021 and RMB5,000 as of June 30, 2022 in relation to the loan to Youmi Technology (Zhejiang) Co., Ltd..

9. Commitments and Contingencies
Capital commitments
The Company’s capital commitments primarily relate to commitments on construction of office building, sorting hubs and warehouse facilities. Total capital commitments contracted but not yet reflected in the consolidated financial statements amounted to RMB5,813,823 and RMB6,036,231 as of December 31, 2021 and June 30, 2022, respectively. All of these capital commitments will be fulfilled in the following years based on the construction progress.
Investment commitments
The Company is committed to make further capital injection into certain investments in equity investees. Such investment commitment amounted to approximately RMB124,410 as of December 31, 2021 and June 30, 2022.
Contingencies
The Company is subject to periodic legal or administrative proceedings in the ordinary course of business. The Company does not believe that any currently pending legal or administrative proceeding to which the Company is a party will have a material effect on its business or financial condition.
The Company has not made adequate contributions to employee benefit plans, as required by applicable PRC laws and regulations, but the Company has recorded accruals for the estimated underpaid amounts in the consolidated financial statements. However, the Company has not made any accruals for the interest on underpayments and penalties that may be imposed by the relevant PRC government authorities in the consolidated financial statements as the Company believes it would be unlikely that the relevant PRC government authorities will impose any significant interests or penalties.
The Company, certain directors and officers of the Company, and the underwriters of the Company’s initial public offering in October 2016 have been named as defendants in a putative securities class actions. Management of the Company believes that the claims are without merit and intends to defend vigorously.
10. Repurchase of Ordinary Shares
On March 31, 2021, the board of directors approved changes to the share repurchase program, increasing the aggregate value of shares that may be repurchased from US$500 million to US$1 billion and extending the effective time by two years through June 30, 2023. The Company expects to fund the repurchases out of its existing cash balance. As of June 30, 2022, the Company had purchased an aggregate of 36,074,242 ADSs at an average purchase price of US$25.21, including repurchase commissions, which had been fully paid as of June 30, 2022.

ZTO EXPRESS (CAYMAN) INC.
NOTES TO THE UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2021 AND 2022
(Amounts in thousands, except for share and per share data)
11. Employee Benefit Plans
The Company’s PRC subsidiaries are required by law to contribute certain percentages of applicable salaries for retirement benefits, medical insurance benefits, housing funds, unemployment and other statutory benefits for full time employees. The Company contributed RMB178,104 and RMB213,222 for the six months ended June 30, 2021 and 2022, respectively, for such benefits and has no legal obligation for the benefits beyond the contribution made. The PRC government is responsible for the medical benefits and ultimate liability to those employees.
12. Segment Information
The Company has only one reportable segment since the Company does not distinguish revenues, costs and expenses between segments in its internal reporting, and reports costs and expenses by nature as a whole.
The Company’s chief operating decision maker, who has been identified as the Chief Executive Officer, reviews the consolidated results when making decisions about allocating resources and assessing performance of the Company as a whole. The Company does not distinguish among markets or segments for the purpose of internal reports.
The majority of the Company’s revenues for the six months ended June 30, 2021 and 2022 were generated from the PRC. As of December 31, 2021 and June 30, 2022, the majority of the long-lived assets of the Company are located in the PRC, and therefore no geographical segments are presented.